SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                    _________________________
                         AMENDMENT NO. 7
                               TO
                         SCHEDULE 14D-1
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934
                    _________________________

              Family Steak Houses of Florida, Inc.
                    (Name of Subject Company)
                    _________________________
                     Bisco Industries, Inc.
                            (Bidder)
                    _________________________
                  Common Stock, $0.01 par value
                 (Title of class of securities)
                    _________________________
                            307059105
              (CUSIP number of class of securities)
                    Glen F. Ceiley, President
                     Bisco Industries, Inc.
                     704 W. Southern Avenue
                    Orange, California  92865
                   Telephone:  (714) 283-7140
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)
                         with a copy to:
                    Kenneth C. Hoffman, Esq.
   Greenberg, Traurig, Hoffman, Rosen, Lipoff & Quentel, P.A.
                      1221 Brickell Avenue
                      Miami, Florida 33131
                   Telephone:  (305) 579-0500






















     This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 6, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by Bisco Industries, an Illinois corporation (the "Purchaser") to purchase up to 2,600,000 shares of Common Stock, $0.01 par value (the "Common Stock"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $0.90 per share, net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the
Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     The Purchaser has extended the Offer until 5:00 P.M., New York City time, on Friday, October 31, 1997. The full text of a press release, dated July 11, 1997, issued by Purchaser with respect to the extension of the Offer is filed herewith as Exhibit (a)(15) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(15)   Press Release, dated July 11, 1997, issued by
Purchaser.


























                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 11, 1997


                                   BISCO INDUSTRIES, INC.


                                   By:  /s/ Glen F. Ceiley
                                   Name:  Glen F. Ceiley
                                   Title: President








































                          EXHIBT INDEX


Exhibit
Number                             Description

(a)(15)                            Press Release, dated July 11,
                                   1997, issued by Purchaser.














































                         Exhibit (a)(15)



                  [BISCO INDUSTRIES LETTERHEAD]


FOR IMMEDIATE RELEASE

Contact:
Glen Ceiley, President
         or
Stephen Catanzaro, Chief Financial Officer
Bisco Industries, Inc.
(714) 283-7140

BISCO INDUSTRIES EXTENDS TO OCTOBER 31, 1997 THE EXPIRATION DATE OF ITS TENDER OFFER FOR SHARES OF FAMILY STEAK HOUSES OF FLORIDA

     Orange, California, July 11, 1997 - Bisco Industries, Inc., a privately held distributor of fasteners and electronic components, announced today that it has extended to 5:00 P.M., New York City time, on October 31, 1997, the expiration date of its tender offer to purchase for cash up to 2,600,000 shares of common stock of Family Steak Houses of Florida, Inc., a Ryans Steak House franchisee (NASDAQ - RYFL) for $0.90 per share.

     As of 5:00 p.m. on July 11, 1997, the scheduled expiration date, 2,389,700 shares had been tendered pursuant to the offer.

     Glen Ceiley, President and CEO of Bisco Industries, stated that, "despite the fact that over 2.3 million shares have been tendered in our offer, Family Steak House management continues to be unwilling to amend or redeem the company's "poison pill" and otherwise permit our offer to be consummated. Bisco recently conducted a consent solicitation to adopt several proposals, including elimination of the poison pill. Although we did not receive consents for a majority of the outstanding shares prior to the expiration date of the consent solicitation, the shareholder response in favor was significant. Contrary to the company's recent press release, according to our information more than a majority of the shares that were voted in the consent solicitation supported our proposals, with approximately 45% of the shareholders delivering consents to us."

     "Also, at the company's recent annual meeting, our proposal to "opt out" of the Control Share Act received more votes in favor than against. In addition, at the annual meeting a management proposal to increase the company's authorized shares, which was necessary to fully implement the poison pill, received less votes in favor than against and was defeated. These results were obtained without any solicitation efforts on our behalf. We believe that the results of our consent solicitation and the vote on these proposals at company's annual meeting prove that there is a majority shareholder support for our efforts."


     "Bisco is evaluating its alternatives to proceed with the offer and currently intends to demand that the company call a special meeting of shareholders to consider our proposals. We are confident that if they are considered at a meeting, where all shareholders can be represented, our proposals will be overwhelmingly supported by the shareholders. Because of the time it will take under Florida law and the company's bylaws to convene a special meeting, we have extended the expiration date of the offer through the end of October. We hope that the conditions to our tender offer are satisfied and we are able to complete our tender offer on or before the new expiration date."